EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

 (In millions, except ratio)

Three Months Ended April 2, 2005
Fixed charges:
Interest expense	$26
Estimated interest portion of rents	8
Total fixed charges	$34

Income:
Income from continuing operations before income taxes	$119
Eliminate equity in undistributed pre-tax income of Textron Finance	64
Fixed charges	34
Adjusted income	$217

Ratio of income to fixed charges	6.38